CHINA MEDIA GROUP CORPORATION

May 7, 2007

Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Attn:	Mr. Paul Fischer, Esq.

Re:	China Media Group Corporation Registration Statement on Form SB-2/A File No. 333-141381 Filed April 23, 2007

Dear Mr. Fischer,

We refer to your letter dated May 3, 2007 in regard to the comments on our Form SB-2/A filed April 23, 2007. We hereby submit our replies below together with the marked up copy of the SB-2/A for your easy reference.

Comment 1:

Please refer to the letter in Appendix A showing the calculation of the public float.

Comment 2:

The requested information has been added to page 5.

Comment 3:

The requested information has been added to page 32.

Comment 4:

Refer to page 45 for amendments.

Comment 5:

Refer to page 45 for amendments.

For and on behalf of China Media Group Corporation /s/ Con Unerkov ________________________________ Con Unerkov President

1803 Chinchem Tower, 34-37 Connaught Road, Central, Hong Kong
Tel: +852 3171 1208 ext 222 Fax: +852 3171 1206

Appendix A

LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MA, DC and VA	301-299-8092
(Not Admitted: MD)	fax: 301-299-8093
levensonfam@msn.com

May 4, 2007

Paul Fischer, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	China Media Group Corporation Registration Statement on Form SB-2/A File No. 333-141381

Dear Mr. Fischer:

Con Unerkov, Chief Executive Officer of China Media Group Corporation (China Media), has asked me to respond to Comment 1 in your letter to him dated May 3, 2007. The Comment asks for the calculations in arriving at China Media Group_s public float, including the determination of the percentage of the present offering the public float represents.

The following calculation of the percentage of the public float the public offering represents (what I think the Comment really is asking) is based upon a review of the registration statement, as amended, and the beneficial ownership reports filed with the Commission:

As of April 13, 2007
--------------------
Total issued shares outstanding:	495,835,127
The number of shares held by affiliates (detailed below):	328,477,603
The number of shares held by the Selling Stockholder (commitment shares):	12,500,000
--------------------
Public float: the number of shares excluding shares held by affiliates and selling shareholder	154,857,524

Registration Cap (33%)*	51,102,983

Registered shares:	50,958,333
Percentage of public float represented by the registered shares	32.9%

*

The Registration Cap is calculated based upon the reference in the two-page report of Sichenzia Ross Friedman Ference LLP, entitled "Latest from the SEC on Rule 415," which was attached to my previous letter submitted April 30, 2007.

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The beneficial ownership of the "affiliates" of China Media, based upon reports filed with the Commission by the officers and directors of China Media and the holders of more than 10% of the outstanding shares as of April 13, 2007 is as follows:

Affiliates:	Directly held	Incorporation by reference
Con Unerkov *	1,369,863	SC 13D filed on March 13, 2007
Alex Te Heng Ho*	1,232,876	SC 13D filed on March 13, 2007
Paul Michael Scanlan *	1,369,863	Form 5 filed on February 6, 2007
Maxcom Group International Ltd.	141,666,668	SC 13D filed on January 18, 2007
Simple Securities Ltd.	57,838,333	SC 13D filed on February 21, 2007
Central High Limited	125,000,000	SC 13D filed on March 13, 2007
	------------------
Total shares held by "affiliates"	328,477,603

*	An officer and/or director of China Media

Thank you for your attention. If the staff has any other questions about the matter raised in Comment 1, or about China Media�s response, please do not hesitate to contact me. Finally, China Media would appreciate a prompt resolution of this matter.

Sincerely,

/s/ David J. Levenson
----------------------------
David J. Levenson

cc: Con Unerkov, President

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